UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

AKUMIN INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

01021X100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Stanley G. Dunford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,538,841(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,538,841(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,538,841(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.15%(2)
12	TYPE OF REPORTING PERSON* IN

(1)

Consists of 26,703 shares of common stock, $0.01 par value per share (“Common Stock”), of Akumin Inc. (the “Issuer”) held directly by Mr. Dunford, 5,162,135 shares of Common Stock held directly by Floyd Dunford Limited, an Ontario Corporation of which Mr. Dunford is the sole controlling holder, 97,790 shares of Common Stock held directly by Dunford Marine Holdings LP, an Ontario limited partnership of which Mr. Dunford is the sole controlling holder, and 252,213 shares of Common Stock issuable within 60 days of December 31, 2022 upon exercise of stock options to purchase shares of Common Stock that are held by Mr. Dunford.

(2)

This percentage is calculated based on 89,811,513 shares of Common Stock outstanding as of December 31, 2022, and assuming the issuance of 252,213 shares of Common Stock upon the exercise of stock options that are held by Mr. Dunford for an aggregate of 90,063,726 shares of Common Stock outstanding.

1	NAME OF REPORTING PERSONS Floyd Dunford Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,162,135(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,162,135(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,162,135(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.75%(2)
12	TYPE OF REPORTING PERSON* CO

(1)	Consists of 5,162,135 shares of Common Stock held directly by Floyd Dunford Limited.
(2)	This percentage is calculated based on 89,811,513 shares of Common Stock outstanding as of December 31, 2022.

1	NAME OF REPORTING PERSONS Dunford Marine Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 97,790(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 97,790(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,790(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.11%(2)
12	TYPE OF REPORTING PERSON* PN

(1)	Consists of 97,790 shares of Common Stock of the Issuer held directly by Dunford Marine Holdings LP.
(2)	This percentage is calculated based on 89,811,513 shares of Common Stock outstanding as of December 31, 2022.

Item 1 (a). Name of Issuer:

Akumin Inc.

Item 1 (b). Address of Issuer’s Principal Executive Offices:

c/o Akumin Inc.

8300 W Sunrise Blvd

Plantation FL, 33322

Item 2 (a). Name of Person Filing:

The persons filing this statement are Stanley G. Dunford, Floyd Dunford Limited and Dunford Marine Holdings LP. Together, Stanley G. Dunford, Floyd Dunford Limited and Dunford Marine Holdings LP are the “Reporting Persons.”

Item 2 (b). Address of Principal Business Office or, if None, Residence:

c/o Akumin Inc.

8300 W Sunrise Blvd

Plantation FL, 33322

Item 2 (c). Citizenship:

Stanley G. Dunford is a Canadian citizen.

Floyd Dunford Limited is an Ontario corporation.

Dunford Marine Holdings LP is an Ontario limited partnership.

Item 2 (d). Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2 (e). CUSIP Number:

01021X100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3):

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

Stanley G. Dunford

(a)	Amount beneficially owned: 5,538,841

(b)	Percent of class: 6.15%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 5,538,841

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,538,841

(iv)	Shared power to dispose or to direct the disposition of: 0

Floyd Dunford Limited

(a)	Amount beneficially owned: 5,162,135

(b)	Percent of class: 5.75%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 5,162,135

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,162,135

(iv)	Shared power to dispose or to direct the disposition of: 0

Dunford Marine Holdings LP

(a)	Amount beneficially owned: 97,790

(b)	Percent of class: 0.11%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 97,790

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 97,790

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2023

By:	/s/ Stanley G. Dunford
Stanley G. Dunford

FLOYD DUNFORD LIMITED

By:	/s/ Stanley G. Dunford
Stanley G. Dunford
Authorized Signatory

DUNFORD MARINE HOLDINGS LP

By:	/s/ Stanley G. Dunford
Stanley G. Dunford
Authorized Signatory

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)